NEWS RELEASE September 6, 2006 NR-06-25

Energy Metals Completes Transfer of Gold Properties to
Golden Predator Mines

Vancouver, British Columbia, September 6, 2006 – The Board of Directors of Energy Metals Corporation (TSX: EMC) is pleased to announce that the gold property portfolio obtained through the merger with Quincy Energy Corp. which was completed in July, has been transferred to EMC’s wholly owned subsidiary, Golden Predator Mines Inc. This transfer completes the first step necessary to ensure that full shareholder value is realized from these significant gold assets. EMC is now considering several available options to complete rationalization of its gold portfolio, which will allow the company to continue on its focused goal of becoming the premier uranium producer in the United States.

There are eight gold properties acquired through the Quincy Energy merger. Five of these properties are located in Nevada (Agate, Milk Springs, Lantern, Millers and Silver Bow), two are located in Wyoming (Rattlesnake Hills and Lewiston) and one is located in Oregon (Quartz Mountain). Four of these (Lantern, Millers, Rattlesnake Hills and Quartz Mountain) have undergone modern drilling with results that support the need for follow up drill programs. Milk Springs and Silver Bow are located in areas of extensive exploration workings and small mine development but only limited historic data is available for these areas.

These gold properties were acquired by Quincy Energy during the period from early 2003 – late 2004 when gold was priced from $340-$440 per ounce. Given the current gold price environment, with gold selling for more than $540 per ounce for the past seven months and reaching an interim high of $725 per ounce in May, the properties comprising this portfolio offer strong exploration potential for Golden Predator and, as such, evaluation of these properties continues.

National Instrument 43-101 Disclosure

All property information herein was prepared by Dr. Art D. Ettlinger, P. Geo., Chief Geologist for EMC and a Qualified Person as defined by National Instrument 43-101.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: 604-684-9007
Bill Sheriff, Corporate Development, Director: 972-333-2214

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metal’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the companies’ operations. These and other risks are described in each company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.gov.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.